UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      Commission File Number: 333-71439

The Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia
(Exact Name of Registrant as Specified in its Charter)

101 Wood Avenue, Iselin, New Jersey 08830-0770
(732) 205-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	[ _ ]	Rule 12h-3 (b) (1) (i)	[ _ ]
Rule 12g-4(a) (1) (ii)	[ _ ]	Rule 12h-3 (b) (1) (ii)	[ _ ]
Rule 12g-4(a) (2) (i)	[ _ ]	Rule 12h-3 (b) (2) (i)	[ _ ]
Rule 12g-4(a) (2) (ii)	[ _ ]	Rule 12h-3 (b) (2) (ii)	[ _ ]
		Rule 15d-6	[ X ]

        Approximate number of holders of record as of the certification or notice date:   None

        Effective January 1, 2004, the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, GA was merged with and into Engelhard Corporation Savings Plan for Hourly Paid Employees.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Engelhard Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Engelhard Corporation Savings Plan for hourly paid employees, as successor to the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia
Date: June 24, 2004	/S/ John C. Hess ———————————————————
	By:	John C. Hess Secretary to the Committee and Vice President of Human Resources